   PHOENIX REALTY, INC.
   245 PARK AVE, 39TH FL
   NEW YORK, NY 10167

November 22, 2016

Via Email: Collingsn@sec.gov

Ms. Nicole Collings
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Phoenix Realty, Inc.
 Request for Qualification
 Offering Statement on Form 1-A
 Filed on October 18, 2016

Dear Ms. Collins:

Phoenix Realty, Inc. hereby withdraws the Request for Qualification filed on November 21, 2016.

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Phoenix Realty, Inc. hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified on Tuesday, November 28, 2016 or as soon as practicable.

The Company respectfully informs the Staff that no participant is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

* should the Commission or Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the Staff, pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert Staff comments and/or qualification as a defense in any proceeding in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (973) 277 4239. Thank you for your assistance.

Sincerely,

/s/ Franklin Ogele
Franklin Ogele, Esq.
President/General Counsel

cc:  Ray Watts
 Chairman
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